

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2011

Mr. John C. Eggermont
President and Chief Executive Officer
Kopjaggers Inc.
28325 Utica Road
Roseville, Michigan 48066

> **Re:** **Kopjaggers Inc.**
> **Registration Statement on Form 10-12G**
> **Filed March 22, 2011**
> **File No. 000-54307**

Dear Mr. Eggermont:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2. Please provide page numbers in future amendments.

3. We note your disclosure in the first paragraph of Note 1 to your financial statements that you were incorporated "for the purpose of raising capital that is intended to be used in connection with [your] business plan which is to buy artwork from throughout the world

and sell these artworks through the Company's web site which is presently under construction [and] *may include a possible merger, acquisition or other business combination with an operating business*" [emphasis added]. To the extent you are a shell company as defined under Rule 12b-2 of the Exchange Act, please:

- clearly and consistently disclose your status as such;
- disclose the meaning of this designation; and
- substantially revise your filing, including your Business, Risk Factors and Plan of Operations sections to disclose your status as a shell company.

Alternatively, please thoroughly revise your filing to specifically address your planned operations in sufficient detail for an understanding of your proposed business.

4. We note your disclosure in your Business subsection that you "recently launched [y]our preliminary website which provides some basic corporate information." We further note the following statements on your website:

- You acquire "original works of art from European, South American and Middle Eastern artists…[and] also have a retail gallery,"
- Mr. Eggermont "heads the South American acquisitions,"
- Mr. Collette "and his mentor, Count Frederic Von Aarburg, head the Western European, Middle Eastern and African acquisitions," and
- Mr. Foster heads "the Eastern European acquisitions as well as [y]our accounting and sales departments…[and is] [y]our general manager.

Please reconcile these statements with the disclosure in your filing.

Item 1. Business

Business Development

5. We note your disclosure that you "began operations on July 2, 2010." We further note your disclosure in the last paragraph of the Business subsection that "[yo]ur business activities have consisted of forming [y]our corporation, opening a bank account, developing a preliminary website, researching [y]our intended areas of art by our management, preparing financial statements, securing and [sic] auditor and having those financing [sic] statements audited, and preparing and submitting [y]our registration statement." Please clarify in this section that you have only commenced limited operations. Please review and revise your entire filing for compliance with this comment.

Business

6. We note your statement in the first paragraph that your plan of operations is "to engage in the business of the buying and then the auctioning of artwork from around the world through [y]our website…" We further note references throughout your filing, such as in the first sentence of the Competition discussion and the last sentence of the second paragraph of the Liquidity and Capital Resources discussion, to "publishing." To the extent you intend to engage in publishing activities, in either your Business or Plan of Operations sections, please enhance your disclosure to discuss:

    - the types of publishing activities in which you intend to engage;
    - how, if at all, publishing activities fit into your plan of operations of buying and auctioning artwork through your website;
    - any and all expenses associated with engaging in publishing activities, such as the translation and free lance expenses noted in your Plan of Operations discussion; and
    - the anticipated revenues associated with publishing activities.

    Please see Item 101(h)(4)(i) of Regulation S-K.

The Auction Business

7. We note your statement in the second paragraph that you intend to "appraise works of art through [your] international staff of specialists" and a similar statement on your website that you have "already collected a knowledgeable staff of experts…" We further note your disclosure in your Employees section that you "have one part time employee" and your disclosure in your Personnel Plan section stating that you "do not expect any material changes in the number of employees over the next 12 month period." Please clarify or revise.

8. We note your disclosure in the second paragraph discussing anticipated payments you intend to receive from both the buyer and the seller. We further note your disclosure in the Our Website section discussing your plan to generate revenues from advertising fees from companies seeking to reach your expected audience. In either your Business or Plan of Operations section, please enhance your disclosure to discuss when and to what extent you anticipate each of these sources of revenue will contribute to your operations. As applicable, please also discuss any other sources of anticipated revenue.

Our Website

9. We note your statement in the second sentence that you "plan to generate revenues from advertising fees from companies seeking to reach [y]our expected audience..." Please elaborate on the types of companies you anticipate will seek to reach your expected audience.

Growth Strategy

10. We note your disclosure in the penultimate paragraph of this section that you "intend to utilize…offline advertising campaigns to grow [y]our business..." Please enhance your disclosure to specify the types of offline advertising campaigns in which you intend to engage.

Employees

11. We note your disclosure in this section stating that you "currently have one part time employee, John Castillo Eggermont." We further note your disclosure under Item 5 where you identify Messrs. Eggermont, Collette and Foster as your "current executive officers, key employees and directors." Please clarify or revise.

Item 1A. Risk Factors

12. Please delete the reference to the trading price of your common stock in the last sentence of the first paragraph of this section, as there currently is no trading market for your common stock.

13. Mitigating language is generally not appropriate for risk factor discussion. Please delete the following statements:

   - "While management believes their estimates of projected occurrences and events are within the timetable of their business plan…," and
   - "We are committed to maintaining high standards of corporate governance and public disclosure."

There is substantial uncertainty about…

14. Please provide the date of your auditor's report.

15. We note your disclosure that if you "do not raise additional capital within *18 months* of the effective date of this registration statement, [you] may be required to suspend or cease the implementation of [y]our business plan" and that you "require at least $196,000 in financing to execute [y]our business plan which [you] do not have. If [you] are unable to secure these funds, you will cease operations" [emphasis added]. We further note your statement in the second paragraph of your Plan of Operations discussion that "[you] estimate that [y]our expenses over the next *12 months*…will be approximately $196,000" [emphasis added]. It appears that your reference in the second sentence to the number of months you must raise capital by should be 12 months and not 18 months. Please clarify or revise.

16. We note your sentence that "[d]ue to the fact that there is no minimum investment and no refunds on sold shares, you may be investing in a company that will not have the funds necessary to develop its business strategies….you could lose your entire investment." Please delete as this does not appear to be applicable to your filing.

We are a relatively young company…

17. We note your statement that "[w]hile management believes their estimates of projected occurrences and events are within the timetable of their business plan, there can be no guarantees or assurances that the results anticipated will occur." In your Plan of Operations section, please discuss these projected occurrences, events and results. In your revised discussion, please include the corresponding timetable for these projected occurrences, events and results.

Our business may never operate at a profit…

18. Please delete this risk factor, as it appears to be substantially the same as your risk factor "We expect to incur net losses in future quarters."

If we do not raise additional funds…

19. We note your statement that "[i]f [you] do not raise additional funds…[you] will have to stop development of [y]our business plan." To the extent you have not fully developed your business plan, please thoroughly review and revise your filing to clarify that you are still developing your business plan.

20. We note your disclosure that you "do not presently have adequate cash from operations." We further note your disclosure in the second paragraph of your Liquidity and Capital Resources section that you have "no cash reserves or source of revenues." Please revise this risk factor to clarify that you currently do not have any cash from operations.

21. We note your reference to "internally projected sales revenues and earnings." In your Plan of Operations section, please discuss these internal projections. In this revised disclosure, please discuss how the estimated expenses set forth in your Plan of Operations section factors into these projections.

If Kopjaggers Consulting, LLC does not provide us…

22. Please revise the last sentence to remove reference to "this offering" as you are registering a class of securities under 12(g) of the Exchange Act rather than an offering transaction.

<u>We are highly dependent on John Castillo Eggermont ….</u>

23. We note your disclosure that you are "largely dependent on John Castillo Eggermont … for specific proprietary technical knowledge …" In an appropriate place in your filing, please describe the specific proprietary technical knowledge Mr. Eggermont possesses.

<u>If capital is not available to us to expand our business operations…</u>

24. We note your disclosure that "[yo]ur ability to access capital will depend on reaching certain milestones in [y]our business plan such as attracting a sizable number of viewers." In either your Plan of Operations or Business sections, please enhance your disclosure to specify:

   - each milestone;
   - steps required to reach each milestone;
   - the timeline associated with achieving each of your milestones; and
   - the expenses associated with each milestone.

<u>Since our director and officer has no previous experience…</u>

25. We note your statement referencing the "area of art" which is "[y]our business focus." In either your Business or Plan of Operations sections, please elaborate on the area of art that is your business focus.

<u>Risks Relating to Our Common Stock</u>

<u>There is currently no market for our common stock…</u>

26. Each risk factor should discuss a separate, material risk. Please either delete this risk factor or revise to distinguish between this risk factor and the immediately following risk factor.

<u>We are controlled by a principal stockholder.</u>

27. Please revise the first sentence to provide Kopjaggers Consulting's shareholdings as of the most recent practicable date.

28. We note your statement in the third sentence of this risk factor that Mr. Eggermont is the "managing partner" of Kopjaggers Consulting. We further note your statement in the last sentence of this risk factor and the first sentence of the last paragraph in Item 4 that Mr. Eggermont is the "managing member" of Kopjaggers Consulting. Please clarify or revise.

Item 2. Financial Information

Liquidity and Capital Resources

29. We note your disclosure in your sixth risk factor that you "do not have a commitment verbal or written from Kopjaggers Consulting, LLC to provide [you] with additional funding at this time." Please revise your disclosure in the first and second paragraphs under this heading to clarify that while you are relying on your sole shareholder to pay your expenses and fund your operating activities in the future, you do not have a verbal or written commitment for your sole shareholder to provide you with additional funding at this time. Please also discuss how you intend to proceed if Kopjaggers Consulting does not provide you with the requisite funding. Please see Items 303(a)(1) of 303(d) of Regulation S-K.

Plan of Operations

30. We note your disclosure that "[o]ver the next twelve months [you] anticipate spending $200,000." We further note your disclosure in the following sentence that you "estimate [y]our expenses over the next 12 months (beginning in October 2010) will be approximately $196,000." In both this section as well as in the first risk factor, please clarify whether you anticipate spending $196,000 or $200,000 over the next 12 months. Please also clarify when this 12 month timeframe commences.

31. Please elaborate upon the target dates set forth in your estimated expense table (e.g., anticipated date of completion, anticipated date of commencement, etc.). To the extent the target date is "ongoing," please specify when you anticipate initiating and completing these line items.

32. Please enhance your discussion of your current plan of operations to detail the requisite steps you have taken and intend to take in:

- developing your website;
- developing marketing materials and finding a marketing director; and
- initiating art acquisitions.

Item 4. Security Ownership of Certain Beneficial Owners and Management

33. Please provide this information as of the most recent practicable date. Please see Item 403(a) of Regulation S-K.

Item 5. Directors and Executive Officers

34. We note your statement that "[t]he officers serve at the pleasure of the Board of Directors." Please reconcile this statement with Article IV of your Bylaws filed as Exhibit 3.2.

A. Identification of Directors and Executive Officers

35. In this section, please specify whether Messrs. Collette and Foster serve as directors. We note they are listed as directors in your Director Compensation table. To the extent any of them serve as directors, please also provide their term of office as director. Please see Item 401(a) of Regulation S-K.

36. We note Messrs. Collette and Foster's biographies state that they have each been an "officer since inception." Please specify which officer position they have held since inception. Please see Item 401(b) of Regulation S-K.

37. For each of your officers, please expand your description of their business experience during the past five years to include their principal occupation and employment during such time period. Please see Item 401(e)(1) of Regulation S-K.

38. For each of your directors, please revise to provide information regarding their specific experience, qualifications, attributes or skills that led to the conclusion that they should serve as a director. Please see Item 401(e)(1) of Regulation S-K.

Item 6. Executive Compensation

Summary Compensation Table

39. Please revise your summary compensation table to comply with Item 402(n) of Regulation S-K.

Director Compensation Table

40. Please revise your director compensation table to comply with Item 402(r) of Regulation S-K.

41. We note your disclosure in the last paragraph of this section. Please clarify the identity of Mr. Klamka and his role, if any, in your company.

Item 7. Certain Relationships and Related Transactions

42. Please reconcile your disclosure under this heading regarding the consideration paid by your sole stockholder for the 500,000 shares issued July 4, 2010 with your disclosure in your financial statements, including Note 2.

43. We note your disclosure in Note 4 – Notes Payable – Related Party in the notes to your financial statements that funds were advanced to the company by a director. We further note your disclosure in the Liquidity and Capital Resources discussion that "you currently owe approximately $1,500 to [y]our sole shareholder for funds expended on [y]our behalf." To the extent these statements are true, please disclose this in Item 7 and provide the information required by Items 404(a) and 404(d) of Regulation S-K. If these statements refer to the same transaction, please clearly and consistently present the terms of this transaction.

Item 11. Description of Securities to be Registered

44. We note your disclosure in the last paragraph that "[a]s of July 4, 2010, there were 500,000 (five hundred thousand) shares of common stock outstanding and 10,000,000 (ten million) common shares authorized. As of that date, there was one shareholder of record."   Please provide this information as of the latest practicable date. Please see Item 201(b)(1) of Regulation S-K.

Item. 12 Indemnification of Directors and Officers

45. Please reconcile your disclosure in this section with your Articles of Incorporation and Bylaws filed as 3.1 and 3.2, respectively.

Item 15. Financial Statements and Exhibits

46. We note your disclosure in the Liquidity and Capital Resources discussion that "you currently owe approximately $1,500 to [y]our sole shareholder for funds expended on [y]our behalf." We also note your disclosure in Item 10 that on July 4, 2010, you issued 500,000 shares of common stock to Kopjaggers Consulting. To the extent either of these transactions is in writing, please file it as an exhibit. Please see Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director